

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 23, 2008

Mr. John F. Metcalfe
President
Holmes Biopharma, Inc.
8655 East Via De Ventura
Suite G-200
Scottsdale, Arizona 85258

> **Re:** **Holmes Biopharma, Inc.**
> **Item 4.02 Form 8-K**
> **Filed April 14, 2008**
> **Amendment No. 1 to Item 4.02 Form 8-K**
> **Filed April 22, 2008**
> **File No. 0-31129**

Dear Ms. McNabb:

We have completed our review of your Forms 8-K and have no further comments at this time.

Sincerely,

Adam Phippen
Staff Accountant